SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 Broadway – 32nd Floor

New York, NY 10006

January 9, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Esq.

Assistant Director

Re:	MGT Capital Investments, Inc.

Registration Statement on Form S-3 (Amendment No. 1)

Filed January 4, 2013 (File No. 333-185214)

Ladies and Gentlemen:

On behalf of MGT Capital Investments, Inc. (the “Company"), please accept this letter as the Company’s response to the comment of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as communicated via telephone on January 8, 2013. Electronically attached please find Amendment No. 2 to the Registration Statement.

Staff Comment:

1. Please revise the undertakings required by Item 512 of Regulation S-K.

The Registration Statement has been revised to include the appropriate undertakings and to delete those undertakings which are not applicable. Please see page II-2.

If you have any questions please feel free to call me. As discussed, we intend to file a request for acceleration of the Registration Statement.

Very Truly Yours,

\s\Arthur S. Marcus

Arthur S. Marcus, Esq.